

Steve Lehman · 2nd

Vymedic Biotech

Investor - Executive Board Member - Entrepreneur

Los Angeles, California, United States ·

Contact info

500+ connections

4 mutual connections: Jonny Price, Patrick Kim, and 2 others

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Experience

Executive Chairman
Vymedic Biotech
Nov 2019 – Present · 1 yr 8 mos
Denver, Colorado, United States

Advisory Board Member
Global Mentor Network
May 2019 – Present · 2 yrs 2 mos
San Francisco Bay Area

Executive Board - Investor
CoFoundersLab & Invincible Entertainment Partners
May 2018 – Present · 3 yrs 2 mos
Los Angeles, California, United States

Investor - Seed to Series B
Investor
Jan 2005 – Present · 16 yrs 6 mos
Los Angeles, California, United States

Advisory Board Member
DocuSign
Nov 2017 – Nov 2019 · 2 yrs 1 mo
San Francisco

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Education

University of Nevada-Las Vegas
BA in penny slot machine AI, statistis and analytics

Skills & endorsements

Entrepreneurship · 87

Endorsed by **Dennis Yu and 18 others who are highly skilled at this**

Endorsed by **8 of Steve's colleagues at Premiere Networks**

Television · 72

Endorsed by **Ross Milstein and 1 other who is highly skilled at this**

Endorsed by **6 of Steve's colleagues at Premiere Networks**

Strategic Partnerships · 59

Endorsed by **Kevin Strom and 3 others who are highly skilled at this**

Endorsed by **6 of Steve's colleagues at Premiere**

premiere NETWORKS

Networks

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